Exhibit 99.1

TFI International Announces Agreement to Sell CFI’s Truckload, Temp Control and Mexican Logistics Businesses to Heartland Express

– Proceeds to be redeployed over time with the objective of generating higher ROIC1 with lower capital intensity –

– Fiscal Year 2022 EPS guidance remains unchanged –

– Transaction expected to close in the third quarter of 2022 –

Montreal, Quebec, August 22, 2022 – TFI International Inc. (NYSE and TSX: TFII) (“TFI”), a North American leader in the transportation and logistics industry, has signed a definitive agreement to sell CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses (the “CFI TL, TC & MX Business”) to Heartland Express, Inc. (NASDAQ: HTLD) (“Heartland”) for US$525 million, subject to certain agreed upon adjustments. The transaction is subject to the satisfaction or waiver of usual and customary closing conditions, including regulatory approvals.

The CFI TL, TC & MX Business currently operates primarily in the US-based Conventional TL operating segment of TFI’s Truckload segment and provides comprehensive truckload service offerings, including time definite dry-van truckload, long-haul and short-haul freight transportation, reefer transportation and Mexico-based non-asset logistics services. The CFI TL, TC & MX Business has ~2,000 tractors, ~7,800 trailers and ~2,800 employees. CFI’s Mexican logistics business has a network of nearly 200 C-TPAT certified Mexico carrier partners. TFI is keeping the Dedicated and US Logistics (non-asset US based logistics services provider) divisions.

Alain Bédard, Chairman, President and Chief Executive Officer of TFI, commented, “We are incredibly pleased to announce this strategic transaction which is tremendously beneficial for all involved – a true win-win-win for TFI International, Heartland, and of course the CFI TL, TC & MX Business itself, which is a strong cultural fit with Heartland and will have expanded opportunities to prosper with a leader in asset-based trucking. For TFI, the decision to sell was reached following a thorough evaluation of our portfolio, and aligns perfectly with our longstanding focus on driving cash flow and ROIC. Specifically, by allowing TFI to concentrate its US operations on higher-return LTL, asset-light logistics, and specialized truckload, this transaction will reduce our capital intensity, with some of the proceeds used to pay down debt in the near term and over time redeployed with the objective of generating higher returns. We thank the CFI teams that are now joining Heartland for their tremendous contributions to TFI over the years and wish them all the very best in the years ahead.”

“We are proud to welcome the CFI team to our growing family of companies as soon as the transaction closes,” said Michael Gerdin, Chairman and CEO of Heartland Express. “CFI will continue to operate from Joplin, Missouri, under its legendary brand and existing leadership. Together, our companies will offer customers the nation’s third largest asset-based, irregular route truckload capacity and drivers unparalleled opportunity. We have appreciated working with the teams from TFI International and CFI to reach this highly strategic and commonsense transaction for the benefit of all parties.”

[1]

Return on invested capital, a non-IFRS measure. See “Non-IFRS Financial Measures - Return on invested capital (“ROIC”)” on page 26 of TFI’s Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2021, available under TFI’s profile on SEDAR at www.sedar.com, which is expressly incorporated by reference in this press release.

FINANCIAL HIGHLIGHTS

The CFI TL, TC & MX Business generated approximately US$450 million in revenue before fuel surcharge and operating income of approximately US$50 million in 2021. Pro forma for the transaction, TFI expects its FY 2022 EPS guidance of US$8.00 to remain unchanged, and pro forma funded debt-to-EBITDA ratio2 (ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including the trailing twelve months adjusted EBITDA from business acquisitions) to decline to approximately 1.0x from approximately 1.3x as of June 30, 2022. The CFI TL, TC & MX Business is the most capital intensive in the TFI portfolio.

TFI will retain its Dedicated and US Logistics businesses. For the Dedicated business, revenue and operating income for the trailing 12-month period ended June 30, 2022 was ~US$401 million and ~US$21 million, respectively. For the US Logistics business, revenue and operating income for the trailing 12-month period ended June 30, 2022 was ~US$146 million and ~US$11 million, respectively.

TIMING AND APPROVALS

The transaction has been unanimously approved by the boards of both TFI and Heartland and is expected to close in the third quarter of 2022 subject to the satisfaction or waiver of usual and customary closing conditions, including regulatory approvals.

ADVISORS

J.P. Morgan Securities LLC served as exclusive financial advisor to TFI International.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com

[2]

The funded debt-to-EBITDA ratio referred to in this press release is a financial covenant of TFI required to be maintained under its credit facility. This covenant is calculated as prescribed by TFI’s credit agreement.

ABOUT HEARTLAND EXPRESS

Heartland Express, Inc. is an irregular route truckload carrier based in North Liberty, Iowa, serving customers with shipping lanes throughout the United States. Heartland focuses on medium to short haul regional freight, offering shippers industry-leading on-time service so they can achieve their strategic goals for their customers. Since its initial public offering in 1986, Heartland has grown from approximately $20 million in revenue to one of North America’s largest, most profitable, and best capitalized truckload carriers. Heartland has been recognized 18 times by Forbes Magazine as one of the Top 200 Best Small Companies in America, 17 times as one of the Best Truckload Carriers in America by Logistics Management Magazine, and as one of America’s Most Trusted Companies by Newsweek Magazine in 2022. More information about Heartland can be found on the company website at www.heartlandexpress.com.

Contact: Michael Gerdin, Chief Executive Officer, or Chris Strain, Chief Financial Officer – (319) 645-7060

FORWARD-LOOKING STATEMENTS

TFI International Inc. (the “Company”) may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.